Exhibit 10.56

CONFIDENTIAL

October 22, 2008

Kenneth W. Jones

5240 Wilson Hill Court

Winston-Salem, NC 27104

Dear Ken,

This letter is intended to confirm and summarize our recent discussion regarding your new position as President and CEO of Triad Guaranty Inc. and its subsidiaries and the associated compensation package. Your base salary as CEO will be $350,000 and will be effective today. Your 2008 variable compensation will remain as indicated in the March 7, 2008 letter.

Your compensation package for 2009, subject to approval by the Compensation Committee and the Illinois Division of Insurance, is expected to include the following components:

•

Your targeted cash incentive award for 2009 is $200,000 and is dependent upon your individual performance and Triad’s corporate performance against approved goals and objectives. If you deliver extraordinary results against your approved objectives, you could receive an additional 50% of your targeted bonus (i.e. 150% of the target). The minimum incentive award opportunity is $100,000 if you are an active employee on December 31, 2009. If you voluntarily terminate your employment or are terminated for “Cause” on or before this date, you will not receive the minimum award. “Cause” is defined in Exhibit A to this letter. Should your employment end on or before December 31, 2009, due to an involuntary not-for-Cause termination such as job elimination, reduction in force, or restructuring, the minimum incentive award, along with the severance payments described below, would be payable upon your unrescinded execution of a general release agreement in favor of the Company.

•	A long-term retention cash award in the amount of $350,000 which will be awarded if you are an active employee on December 31, 2012. If you voluntarily terminate your employment or are terminated for “Cause” on or before this date, you will not receive the cash award. Should your employment end on or before December 31, 2012, due to an involuntary not-for-Cause termination such as job elimination, reduction in force, or restructuring, the full amount of the cash award would be payable upon your unrescinded execution of a general release agreement in favor of the Company.

•

An equity award of 35,000 phantom shares will be awarded to you with a grant date of January 1, 2009 and a four year vesting window. The award will vest in three equal parts on the 2nd, 3rd and 4th anniversary of the award grant.

•

In the event your employment is terminated by the Company for reasons other than Cause, the Company will provide you severance pay for 18 months. Monthly severance pay is equal to your monthly base pay at your current rate. You will also receive, for 18 months, an additional transition benefit providing for 1/12th of your target cash bonus award for 2009. The Company will also provide you with executive outplacement assistance for up to 12 months and will subsidize your monthly COBRA premium at the active employee rate for the entire severance period. See Exhibit A for more information on the effects of termination.

•

All payments upon termination are subject to compliance with Section 409A of the U.S. Internal Revenue Code which may, under certain circumstances, result in a delay in payments to you. This provision, and your obligations under it, is briefly described in Exhibit A to this letter.

Please understand that this letter is for informational purposes only and does not constitute an employment contract or confer upon you any right to continue in the employment of the Company for any period of time, nor does this letter interfere with or limit in any way the right of the Company to terminate your employment at any time and for any reason. Termination by the Company in conjunction with an offer of employment by a successor company to the Company in substantially the same position with substantially the same total compensation shall not constitute “termination” for the purposes of this letter regardless of whether such offer is accepted.

Ken, I look forward to working with you in your new role as CEO of Triad Guaranty Inc. You have the full support of the Board of Directors, myself and the Executive Committee.

Please sign this letter in the space provided below indicating your understanding of the terms of your compensation package. Should you have any questions, do not hesitate to ask me.

Best Regards,

______/s/ William T. Ratliff, III_____________

William T. Ratliff, III

_____/s/ Kenneth W. Jones________________	___/10/22/08______
Kenneth W. Jones	Date

Exhibit A

  Additional Information regarding your 2009 Compensation Package:

•	Effects of termination:
o	If you are separated for reasons other than Cause (as defined below) on or before December 31, 2009, you will receive the minimum incentive award in the first pay period following separation.
o	If you resign in 2009, you will forfeit the retention bonus.
o	If you are terminated for Cause, you forfeit the retention bonus.
•	As used in this letter agreement, “Cause’ shall mean:
o

A material breach by you of your duties and obligations, including but not limited to gross negligence in the performance of your duties and responsibilities or the willful failure to follow the Board’s directions; provided, however, that Cause shall not exist unless the Company has provided you with written notice setting forth the existence of the non-performance, failure or breach and you shall not have cured same within thirty (30) days after receiving such notice;

o	Willful misconduct by you which in the reasonable determination of the Board has caused or is likely to cause material injury to the reputation or business of the Company;
o	Any act of fraud, material misappropriation or other dishonest by you or;
o	Your conviction of a felony.

•

Section 409A disclosure: To the extent applicable, it is intended that the payment of benefits described in this letter agreement comply with Section 409A of the Code and all guidance or regulations thereunder ("Section 409A"), including compliance with all applicable exemptions from Section 409A (e.g., the "two times" pay exemption applicable to severance payments). This letter agreement will at all times be construed in a manner to comply with Section 409A and should any provision be found not in compliance with Section 409A, you hereby agree to any changes to the terms of this  letter agreement deemed necessary and required by legal counsel for the Company to achieve compliance with Section 409A. By signing a copy of this letter, you irrevocably waive any objections you may have to any changes that may be required by Section 409A.  In no event will any payment that becomes payable pursuant to this letter agreement that is considered "deferred compensation" within the meaning of Section 409A, if any, and does not satisfy any of the applicable exemptions under Section 409A, be accelerated in violation of Section 409A. If you are a "specified employee" as defined in Section 409A, any payment that becomes payable pursuant to this letter agreement that is considered "deferred compensation" within the meaning of Section 409A and does not satisfy any of the applicable exemptions under Section 409A may not be made before the date that is six months after your separation from service. To the extent you become subject to the six-month delay rule, all payments that would have been made to you during the six months following your separation from service that are not otherwise exempt from Section 409A will be accumulated and paid to you during the seventh month following your separation from service, and any remaining payments due will be made in their ordinary course as described in this letter.  The Company will notify you should you become subject to the six month delay rule.